Exhibit 99.1

Jacques Kerrest
Jacques.kerrest@intelsat.com
+1 703.559.6869

June 6, 2016

Via Email and Overnight Mail

Mark D. Brodsky

Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

MBrodsky@Aurelius-Capital.Com

Re:	Notes due 2020

Dear Mr. Brodsky:

On behalf of Intelsat Jackson Holdings S.A. (“Jackson”), I write in response to your letter of May 31, 2016, which you released in response to my letter of May 25.1

As a preliminary matter, I note that your letter purports to be on behalf of an “ad hoc group,” but it does not identify the members of that supposed group or their holdings. Aurelius, moreover, has refused to reveal its own holdings or whether it has positions that would profit from causing harm to Intelsat. Contrary to your assertion, Aurelius’s trading positions—whether long or short—have the utmost “relevance” not only to the company but to all investors, including lenders and noteholders. If Aurelius holds positions of any kind that would profit from a declaration of default at Jackson, however baseless, other investors should know that when they evaluate your actions. We urge you once again to approach this dialogue with candor and allow all investors to see the full picture.

In that vein, I am sending this further response to ensure that investors in our company, including lenders and noteholders, do not accept your assertion that we are “pretending” the Indenture says something other than it does, or that we “do not dispute” your view of the facts or the law. Nothing could be further from the truth.

Section 4.04(a) of the Indenture permits a Restricted Payment to be made when, “at the time of such Restricted Payment . . . (2) immediately after giving effect to such transaction on a pro forma basis, the Issuer would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0.” As

[1]	Capitalized terms have the meanings given to them in my May 25 letter.

Mark D. Brodsky

June 6, 2016

explained in my May 25 letter, immediately after the dividend from Jackson to LuxCo, Jackson’s Debt to Adjusted EBITDA Ratio was less than 6.0 to 1.0. In particular, after accounting for a $130 million revolver draw that preceded and partially financed the dividend, Jackson’s Consolidated Total Indebtedness was $11.367 billion and its Adjusted EBITDA for the immediately-preceding four consecutive fiscal quarters was $1.898 billion, resulting in a Debt to Adjusted EBITDA Ratio of 5.99 to 1.0. Accordingly, the dividend was permitted.

Your arguments to the contrary have no merit. First, you are wrong in asserting that “the debt incurred by Jackson” after the dividend “financed” the dividend that preceded it. Putting aside the illogic of a dividend being financed by a subsequent loan, the simple fact is that the dividend at issue was financed by $130 million drawn on Jackson’s revolving credit line, as well as $230 million in cash on hand. After the dividend was paid, Jackson had substantial liquidity, including approximately $359 million in undrawn revolver capacity—without regard to the subsequent loans from Intelsat Intermediate LLC.

Second, you are wrong in asserting that, in evaluating the dividend, subsequent borrowings by Jackson must be taken into account to give meaning to the words “on a pro forma basis” or “giving effect to.” The clear text of Section 4.04 requires that, in calculating the Debt to Adjusted EBITDA Ratio, the Restricted Payment must be given effect on a pro forma basis. Although the particular Restricted Payment at issue here, a cash dividend, did not change the Debt to Adjusted EBITDA Ratio, the definition of “Restricted Payments” includes various other transactions that would impact the Debt to Adjusted EBITDA Ratio. By requiring the issuer to give effect to Restricted Payments on a pro forma basis, Section 4.04 certainly does not require the issuer to give such effect to subsequent borrowings, which are subject to a separate Debt Incurrence covenant with a different ratio test that you do not, and cannot, allege was violated.

Third, you are wrong in asserting that the word “transaction,” as used in Section 4.04, includes not only the Restricted Payment at issue but also the subsequent loans. As noted above, in the context of a Restricted Payment, Section 4.04(a) requires the Debt to Adjusted EBITDA Ratio to be evaluated “at the time of such Restricted Payment . . . immediately after giving effect to such transaction on a pro forma basis.” Your letter ignores both the word “such” and the word “immediately.” When those words are given effect, it is clear that “such transaction” refers to the transaction previously addressed, namely the Restricted Payment (in this case a dividend).

Fourth, there is no coherent basis for your “other approach” of “aggregat[ing]” the September dividend with loan repayments that occurred “more than 60 days hence.” The words of the Indenture that you ignore, including “immediately,” prevent such aggregation of separate transactions that occurred months apart. Based on your letters, it is also apparent that your “aggregation” theory depends on the false assertion that the loans to Jackson from Intelsat Intermediate LLC financed the dividend that preceded those loans.

Mark D. Brodsky

June 6, 2016

As we have publicly disclosed, Jackson and its affiliates have been working for months to manage their liabilities and improve their capital structure for the benefit of all stakeholders. The constructive approach taken by the company—including issuance of long-dated secured debt to refinance higher-yield shorter-maturity debt—stands in stark contrast to Aurelius’s approach in publicly claiming a default based on factual misstatements and theories that disregard the terms of the Indenture. We continue to reserve all rights and remedies relating to your conduct—and the conduct of the supposed “ad hoc group”—in asserting non-existent defaults and making false statements about the September dividend and later transactions.

Sincerely,

/s/ Jacques D. Kerrest

cc:	Wells Fargo Bank, National Association as Trustee

150 West 42nd Street

New York, New York 10017

Attention of: Corporate Trust Services—Administrator for Intelsat Jackson Holdings S.A.

Robbins, Russell, Englert, Orseck, Untereiner & Sauber LLP,

            counsel for Aurelius Capital Management, LP

Lawrence S. Robbins (lrobbins@robbinsrussell.com);

Ariel Lavinbuk (alavinbuk@robbinsrussell.com)

Joshua Bolian (jbolian@robbinsrussell.com)

Wachtell, Lipton, Rosen & Katz, counsel for Intelsat Jackson Holdings S.A.

Paul Vizcarrondo (pvizcarrondo@wlrk.com)

Steven A. Cohen (sacohen@wlrk.com)

Emil Kleinhaus (eakleinhaus@wlrk.com)

AURELIUS CAPITAL MANAGEMENT, LP

535 MADISON AVENUE

22ND FLOOR

NEW YORK, NEW YORK 10022

TEL.: +1 (646) 445-6500

MARK D. BRODSKY, CHAIRMAN

TEL.: +1 (646) 445-6510

MBRODSKY@AURELIUS-CAPITAL.COM

May 31, 2016

Via Email

Mr. Jacques Kerrest

Intelsat Jackson Holdings S.A.

4, Rue Albert Borschette

L-1246 Luxembourg

Grand Duchy of Luxembourg

(Email: Jacques.kerrest@intelsat.com)

Re:	Defaults Pertaining to Notes due 2020

Dear Mr. Kerrest:

Thank you for your letter of May 25, 2016, which replied to mine of May 13. I offer below some observations in response, with the hope of advancing a constructive dialog. I have been authorized to convey these remarks on behalf of an ad hoc group of Jackson unsecured noteholders.1

Section I(A) of the May 13 Letter

My May 13 letter evaluated the Transaction from two alternative perspectives.2 The first of these (Section I(A)) took the Transaction at face value and calculated the Ratio on the “pro forma basis” provided for in the Indenture. As we explained, the customary meaning of that term requires taking into account the debt incurred by Jackson to finance the September Dividend – regardless whether the debt was funded before (as in the $130 million revolver draw) or after (as in the $230 million intercompany loan) the September Dividend.

In contrast, you assert that the Indenture requires ignoring any action occurring after the September Dividend, no matter how closely related that subsequent action was to the dividend. The entirety of your position hinges on this formalistic timing distinction. You do not dispute our calculations, which show that the September Dividend would have failed the Ratio Requirement if our interpretation of “pro forma” is correct.

[1]	The members of the ad hoc group assume no duties to third parties.
[2]	Capitalized terms have the meanings given to them in my May 13 letter.

AURELIUS CAPITAL MANAGEMENT, LP	2

The position you advance would lead to very different results depending on whether a loan used to finance a dividend occurred an hour before or an hour after the dividend was paid. Such a distinction would defy commercial logic and would make it incredibly easy for Jackson to game the Ratio Requirement. So long as the loan was already arranged, Jackson would maintain exactly the same liquidity regardless whether the loan was made before or after the dividend was paid.

Your letter devotes only three sentences to defending your position (emphasis added; emphasis in original omitted):

[1] Section 4.04(a) of the Indenture authorizes Jackson to make certain payments –including dividends – when, “immediately after giving effect” to such payments “on a pro forma basis,” Jackson “would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0.” [2] Immediately after the $360 million payment challenged in your letter, Jackson’s Debt to Adjusted EBITDA Ratio, as defined in the Indenture, was less than 6.0 to 1.0. [3] Although your letter contends that the $360 million payment by Jackson should be “evaluated . . . by reference to” or “aggregated” with subsequent loans to Jackson (or repayments of those loans) for purposes of calculating Jackson’s Debt to Adjusted EBITDA Ratio, that position is patently at odds with the language of the Indenture, which makes clear that the ratio was correctly calculated “immediately” after the payment was made.

The second and third of these sentences pretend the words “on a pro forma basis” do not exist in the Ratio Requirement. Just as those words are missing from your two sentences, there would be no purpose to including them in the Ratio Requirement if your interpretation were correct. The only way to give those words meaning is to interpret them – as we do, consistent with customary usage – as picking up not only the dividend in isolation but the entirety of the transaction of which it is a part.

The pretending does not stop there. Please compare the nine words I have underlined in the first of your sentences with the corresponding nine words in the 2020 Indenture: “immediately after giving effect to such transaction on a pro forma basis”. The only difference between the two is that your letter chose to substitute the word “payments” for the word actually used in the indenture, which is “transaction.” The undefined word “transaction” is used nowhere else in the Restricted Payments Covenant. Indeed, in all other respects the language that sets forth the conditions for a Restricted Payment under Section 4.04(a) uses the term “Restricted Payment” exclusively. This conspicuous use of the word “transaction” is completely consonant with our view of what is meant by “on a pro forma basis.” We cannot imagine another reason why that term would be used in that location.

Just for good measure, your defense also pretends that the words “giving effect to” do not exist. Again, just as those words seem to be irrelevant to the second and third sentences of your defense, they would serve no purpose in the Ratio Requirement if your interpretation were correct.

AURELIUS CAPITAL MANAGEMENT, LP	3

Section I(B) of the May 13 Letter

The other approach discussed in my prior letter (Section I(B)) was to aggregate the steps of the Transaction into one and thereby regard it not as a payment of a dividend in September but as a declaration in September of a dividend to be paid more than 60 days hence.

Your letter purports to dispute this approach on exactly the same basis that it disputes the approach discussed above, but this is simply a non-response. If we are correct that the steps should be aggregated in this instance, and the Transaction should be treated as the declaration of deferred dividends, the Ratio Requirement would need to be satisfied when those deferred dividends were paid via the Upstream Transfers. Plainly, the Ratio Requirement was not satisfied on some, if not all, of those occasions.

Your letter makes no real attempt to dispute the aggregation approach. It does not dispute our reading of the law. It does not dispute the facts we cite. It does not dispute our application of the law to those facts. And it does not dispute that the Restricted Payments Covenant was violated if the Transaction is so aggregated.

Section II of the May 13 Letter

Section II of my prior letter shows that, if (as we believe) the Restricted Payments Covenant was violated by the Transaction or any Upstream Transfers, all Interest Dividends paid since then also violate the Restricted Payments Covenant.

Phantom Errors

Your letter claims that my May 13 letter “also contains other material errors, including factual misstatements, which need not be addressed here in light of the basic error in your reading of the Indenture.” This presupposes that the three-sentence defense you offer in your letter is so clearly persuasive that there is no point in correcting other material errors. I invite you to be similarly terse and confident if – as we hope can be avoided – you have occasion to try to persuade a judge that no Default has occurred.

Your letter also notes that “the misstatements in [the May 13] letter” are among the many things you reserve the right to sue us about. If, as you say, our position suffers from such a basic flaw that your three-sentence defense convincingly refutes it, it would be hard to imagine how our supposed misstatements could inflict damage on Jackson. But, in any event, our letter invited you to correct any error we may have inadvertently made so as not to propagate a mistaken understanding of the situation. I wish you had taken us up on this invitation. It remains open.

Other Bondholders

Your letter takes umbrage at our decision to share my first letter with fellow bondholders. It is curious that you feel threatened by this, despite your superior ability to communicate with the same people. Regardless, bondholders have every right to communicate with each other. Indeed, that would be necessary in order for holders of the requisite 25% of the 2020 Notes to exercise their prerogatives under the 2020 Indenture.

AURELIUS CAPITAL MANAGEMENT, LP	4

Other Matters

The third paragraph on page 7 of my prior letter mentions some other issues we have been evaluating. That work is ongoing. We hope to have something to say on these topics soon.

Our Positions

Your letter states:

Should you wish to communicate further regarding these matters, we require disclosure by Aurelius of all its investment positions relating to Jackson and affiliated companies, including any long, short or CDS positions.

As you are surely aware, we are under no duty to make the disclosure you seek.

The only issue we have raised thus far is whether multiple Defaults exist under the 2020 Indenture. The information you seek has no relevance to that issue. Your request is plainly an attempt to deflect. We suspect we are not alone in taking this as a sign that you lack confidence in the merits of your position.

The Way Forward

If you respond in writing, I urge you to do so publicly and with a far more robust statement of where you disagree with my seven-page letter and why. We do not fear our fellow bondholders having a full understanding of your position.

We also stand ready to discuss these matters with you in person, in which case we would ask that the meeting include senior principals (with or without counsel). Perhaps after a full and fair dialog, we will find ourselves having a respectful disagreement. If so, we would be prepared to work with you to try to find a consensual resolution.

As before, we reserve all rights.

We look forward to hearing from you.

Very truly yours,

Mark D. Brodsky
cc:	Wells Fargo Bank, National Association as Trustee

Wells Fargo Bank, National Association

150 West 42nd Street

New York, New York 10017

Attention of: Corporate Trust Services—Administrator for Intelsat Jackson Holdings S.A.

Wachtell, Lipton, Rosen & Katz, counsel for Intelsat Jackson Holdings S.A.

Paul Vizcarrondo, Esq. (pvizcarrondo@wlrk.com)

Steven A. Cohen, Esq. (sacohen@wlrk.com)

Emil Kleinhaus, Esq. (eakleinhaus@wlrk.com)

AURELIUS CAPITAL MANAGEMENT, LP	5

Robbins, Russell, Englert, Orseck, Untereiner & Sauber LLP

Lawrence S. Robbins, Esq. (lrobbins@robbinsrussell.com)

Ariel Lavinbuk, Esq. (alavinbuk@robbinsrussell.com)

Joshua Bolian, Esq. (jbolian@robbinsrussell.com)

Aurelius Capital Management (UK), LLP

David Tiomkin (dtiomkin@aurelius-capital.com)

Philipp Duffner (pduffner@aurelius-capital.com)